Mail Stop 4561
									December 7, 2005

Mr. Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc.
16295 N.W. 13th Avenue
Miami, FL 33169

      Re:	Miller Industries, Inc
		Form 10-KSB for Fiscal Year Ended April 30, 2005
		Filed September 19, 2005
		File No. 1-05926

Dear Mr. Napolitano:

      We have reviewed your response letter dated November 10,
2005
and have the following additional comments. As previously stated, these comments require amendment to the referenced filing previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Item 8A. Controls and Procedures, page 9

1. We have read your responses to prior comments one and two and the proposed revisions included in your response letter. Please file an amended Form 10-KSB which incorporates your proposed revisions.

Item 13. Exhibits, Financial Statement Schedules and Reports on
Form
10-KSB, page 13

2. We have read your response to prior comment three and the proposed revisions to your certifications included in your response letter. Please file an amended Form 10-KSB with the revised certifications.

Note C - Income Taxes, page 25

3. We have read your response to prior comment four. We note your disclosure at Note D, page 26, that you signed a new tenant to a five year lease beginning June 1, 2005 and that you currently have leases with three unrelated parties expiring through 2011. Please tell us how you considered this new lease in determining your deferred tax asset as of April 30, 2005. Further, we note from your disclosure in
Note C that although a significant portion of your loss carryforwards expire in 2006 and 2007, you have loss carryforwards available through 2019. Please tell us how you considered the loss carryforward available for each year versus your expected income in those years in determining the portion of your deferred tax asset that is more likely than not to be realized as of April 30, 2005 and
2004. Please include your evaluation of the various factors addressed in paragraphs 20 through 25 of SFAS No. 109 in your response.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Angelo Napolitano
Miller Industries, Inc.
December 7, 2005
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